UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

Mammoth Energy Services, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

56155L108
(CUSIP Number)

Conway MacKenzie Management Services, LLC, as Trustee Attn: John T. Young, Jr. 909 Fannin Street, Suite 4000 Houston, TX 77010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	56155L108

1	NAMES OF REPORTING PERSONS
GPOR Distribution Trust 86-6764299
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,829,548
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
9,829,548
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,829,548
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.1%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

Item 1. Security and Issuer

This Schedule 13D relates to the 9,829,548 shares of common stock (the “Subject Shares”) of Mammoth Energy Services, Inc. (the “Issuer”), owned by the GPOR Distribution Trust (the “Reporting Person” or the “Trust”). The address of the Issuer is 14201 Caliber Drive, Suite 300, Oklahoma City, Oklahoma 73134.

Item 2. Identity and Background

(a)	The name of the Reporting Person is GPOR Distribution Trust

(b)	The business address of the Reporting Person is c/o Conway MacKenzie Management Services, LLC, 909 Fannin Street Suite #4000 Houston, TX 77010.

(c)	Not applicable.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: The Reporting Person was formed under the laws of the State of Texas.

Item 3. Source and Amount of Funds or Other Consideration

The Subject Shares were transferred to the Reporting Person by Gulfport Energy Corporation (“Gulfport”) on June 30, 2021 pursuant to and in accordance with the Amended Joint Chapter 11 Plan of Reorganization of Gulfport Energy Corporation and its Debtor Subsidiaries [Docket No. 1171] (the “Plan”), Case No. 20-35562 (DRJ) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Plan”).

Item 4. Purpose of Transaction

The Reporting Person holds the Subject Shares under the terms of the GPOR Distribution Trust Agreement (the “Trust Agreement”), by and among Gulfport and its debtor subsidiaries and Conway MacKenzie Management Services, LLC, a trustee (the “Trustee”).  Pursuant to the Plan and the Trust Agreement, the Reporting Person is required to take such action so as to maximize the value of the Trust Distribution Assets (as defined in the Trust Agreement), including the Subject Shares, for the benefit of the beneficiaries of the Trust.  Accordingly, the Reporting Person may sell some or all the Subject Shares in one or a series of public or private transactions or the Reporting Person may distribute some or all of the Subject Shares in-kind to certain beneficiaries of the Trust.  Other than as aforesaid, the Reporting Person has no plans or proposal relating to or which would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 9,829,548 shares of, common stock of the Issuer, constituting approximately 21.1% of the Issuer’s outstanding shares of common stock.[1]

(b)	The Reporting Person has sole voting and dispositive power over the Subject Shares.

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into the Trust Agreement on May 18, 2021, a copy of which is filed as an exhibit to this Schedule 13D, to which reference is made for the terms thereof.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:  The Trust Agreement

[1]	Based on 46,680,731 shares of common stock reported by the Issuer outstanding as of June 17, 2021 in its Registration Statement on Form S-3 filed with the Commission on June 18, 2021.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2021
Dated

/s/ Paul F. Jansen
Signature

Paul F. Jansen, Authorized Representative
Name/Title